Bionomics Limited

1 March 2004

04010443

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

Per. Jill Mashado
Company Secretary

SEC MAIL PROCESSING
RECEIVED
MAR 09 2004
WASH, D.C. 155 SECTION

dlw 3/10

82-34682

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	SIX MILLION TWO HUNDRED AND THIRTY THOUSAND ONLY (6,230,000)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

82-34682

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	THIRTY TWOCENTS ($0.32)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	INSTITUTIONAL PLACEMENT OF ORDINARY SHARES AS DETAILED IN AN ANNOUCEMENT LODGED WITH THE ASX ON 23 FEBRUARY 2004. FUNDS RAISED WILL BE USED TO FAST TRACK THE COMPANY'S EPILEPSY AND ANXIETY DRUG DISCOVERY PROGRAMS.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 MARCH 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	57,063,579	ORDINARY SHARES

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,682,407	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE - EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

82-34682

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

82-34682

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

82-34682

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

82-34682

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....
..... Date: 1 March 2004
Company Secretary

Print name: JILL MASHADO

== == == == ==

Bionomics Limited

27 February 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 09 2004
WASH. D.C. 155

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

Proxy Form

Bionomics Limited
ABN 53 075 582 740

Mark this box with an "X" if you have made any changes to your address details (see reverse)

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 1903 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1300 556 161
(outside Australia) 61 3 9615 5970
Facsimile 61 8 8236 2305
www.computershare.com

Holder Identification Number (HIN)

COY

Appointment of Proxy

I/We being a member/s of Bionomics Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') OR [ ] Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Extraordinary General Meeting of Bionomics Limited to be held at 31 Dalgleish Street, Thebarton, SA, 5031 on 31 March 2004 at 10.30am and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 1 to 63 BELOW

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default and you have not directed your proxy how to vote on Items 1 to 63 below, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 1 to 63 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy - please mark **X** to indicate your directions

	For	Against	Abstain*
1. Approval of Issue of Shares to Advance Publicity Pty Ltd <Izmar Family Fund A/C>			
2. Approval of Issue of Shares to Bayonet Investments Pty Ltd <Mutual A/C>			
3. Approval of Issue of Shares to Boom Australia Pty Ltd			
4. Approval of Issue of Shares to Clodene Pty Ltd			
5. Approval of Issue of Shares to Direct Portfolio Services Limited			
6. Approval of Issue of Shares to Dixson Trust Pty Ltd			
7. Approval of Issue of Shares to Dragonlyn Pty Ltd			
8. Approval of Issue of Shares to Equip Super Pty Ltd			
9. Approval of Issue of Shares to Grofund Limited			
10. Approval of Issue of Shares to Intersuisse (Issue) Nominees Pty Ltd			
11. Approval of Issue of Shares to Intersuisse (Nominees) Pty Limited			
12. Approval of Issue of Shares to Invia Custodian Pty Limited <WAM Capital Limited a/c>			
13. Approval of Issue of Shares to Mulgara Pty Limited			
14. Approval of Issue of Shares to Link Traders (Aust) Pty Ltd			

Voting directions to your proxy - please mark **X** to indicate your directions (Con't)

	For	Against	Abstain*
15. Approval of Issue of Shares to Manikato Financial Services Pty Ltd			
16. Approval of Issue of Shares to Queensland Investment Corporation			
17. Approval of Issue of Shares to Ross Asset Management Ltd			
18. Approval of Issue of Shares to The Hanger Company Ltd			
19. Approval of Issue of Shares to Wallace Absolute Return Ltd			
20. Approval of Issue of Shares to Westglade Pty Ltd <Hoffman Family Fund No2 A/C>			
21. Approval of proposed Issue of Shares to Advance Publicity Pty Ltd <Izmar Family Fund A/C>			
22. Approval of proposed Issue of Shares to Bayonet Investments Pty Ltd <Mutual A/C>			
23. Approval of proposed Issue of Shares to Boom Australia Pty Ltd			
24. Approval of proposed Issue of Shares to Clodene Pty Ltd			
25. Approval of proposed Issue of Shares to Direct Portfolio Services Limited			
26. Approval of proposed Issue of Shares to Dixson Trust Pty Ltd			
27. Approval of proposed Issue of Shares to Dragonlyn Pty Ltd			
28. Approval of proposed Issue of Shares to Equip Super Pty Ltd			
29. Approval of proposed Issue of Shares to Grofund Limited			
30. Approval of proposed Issue of Shares to Intersuisse (Issue) Nominees Pty Ltd			
31. Approval of proposed Issue of Shares to Intersuisse (Nominees) Pty Limited			
32. Approval of proposed Issue of Shares to Invia Custodian Pty Limited <WAM Capital Limited a/c>			
33. Approval of proposed Issue of Shares to Mulgara Pty Limited			
34. Approval of proposed Issue of Shares to Link Traders (Aust) Pty Ltd			
35. Approval of proposed Issue of Shares to Manikato Financial Services Pty Ltd			
36. Approval of proposed Issue of Shares to Queensland Investment Corporation			
37. Approval of proposed Issue of Shares to Ross Asset Management Ltd			
38. Approval of proposed Issue of Shares to The Hanger Company Ltd			
39. Approval of proposed Issue of Shares to Wallace Absolute Return Ltd			
40. Approval of proposed Issue of Shares to Westglade Pty Ltd <Hoffman Family Fund No2 A/C>			
41. Approval of proposed Issue of Options to Advance Publicity Pty Ltd <Izmar Family Fund A/C>			
42. Approval of proposed Issue of Options to Bayonet Investments Pty Ltd <Mutual A/C>			
43. Approval of proposed Issue of Options to Boom Australia Pty Ltd			
44. Approval of proposed Issue of Options to Clodene Pty Ltd			

Voting directions to your proxy - please mark **X** to indicate your directions (Con't)

Item	For	Against	Abstain*
45. Approval of proposed Issue of Options to Direct Portfolio Services Limited			
46. Approval of proposed Issue of Options to Dixson Trust Pty Ltd			
47. Approval of proposed Issue of Options to Dragonlyn Pty Ltd			
48. Approval of proposed Issue of Options to Equip Super Pty Ltd			
49. Approval of proposed Issue of Options to Grofund Limited			
50. Approval of proposed Issue of Options to Intersuisse (Issue) Nominees Pty Ltd			
51. Approval of proposed Issue of Options to Intersuisse (Nominees) Pty Limited			
52. Approval of proposed Issue of Options to Invia Custodian Pty Limited <WAM Capital Limited a/c>			
53. Approval of proposed Issue of Options to Mulgara Pty Limited			
54. Approval of proposed Issue of Options to Link Traders (Aust) Pty Ltd			
55. Approval of proposed Issue of Options to Manikato Financial Services Pty Ltd			
56. Approval of proposed Issue of Options to Queensland Investment Corporation			
57. Approval of proposed Issue of Options to Ross Asset Management Ltd			
58. Approval of proposed Issue of Options to The Hanger Company Ltd			
59. Approval of proposed Issue of Options to Wallace Absolute Return Ltd			
60. Approval of proposed Issue of Options to Westglade Pty Ltd <Hoffman Family Fund No2 A/C>			
61. Approval of proposed Issue of Options to Professor Ashley Dunn			
62. Approval of Issue of Options to Dr Steven Petrou			
63. Approval of Issue of Options made on 22 August 2003			

In addition to the intention advised on the first page of this document, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date / /

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'X') should advise their broker of any changes. ***Please note, you cannot change ownership of your securities using this form.***

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting, please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: *to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.*

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropiate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.30 am on 31 March 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- *by posting, delivery or facsimile to Bionomics Limited share registry at the address opposite, or*
- by delivery to the Registered Office of Bionomics Limited being 31 Dalgleish Street THEBARTON SA 5031

Bionomics Limited share registry
Computershare Investor Services Pty Limited
GPO Box 1903
Adelaide South Australia 5001
Australia
Facsimile 61 8 8236 2305

Bionomics Limited

27 February 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per Jill Mashado
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	LISTED OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,566,474
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EXERCISE PRICE: 50 cents per option Exercisable on or before 31 July 2007

82-34682

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A - new class of quoted securities
5	Issue price or consideration	NIL
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	NON-RENOUNCEABLE SHAREHOLDERS' ENTITLEMENTS ISSUE OF SHARES WITH AN ATTACHING HALF OPTION PER SHARE TO RAISE FURTHER WORKING CAPITAL TO FAST TRACK THE COMPANY'S EPILEPSY DRUG DISCOVERY PROGRAM.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	APPROX. 21 APRIL 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	50,833,579	ORDINARY SHARES
		Number	+Class

82-34682

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,682,407	OPTIONS
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE - EARLY STAGE BIOTECHNOLOGY COMPANY	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	NO
12	Is the issue renounceable or non-renounceable?	NON RENOUNCEABLE
13	Ratio in which the +securities will be offered	1 NEW ORDINARY SHARE FOR EVERY 7 ORDINARY SHARES PLUS 1 FREE NEW OPTION FOR EVERY 2 NEW ORDINARY SHARES
14	+Class of +securities to which the offer relates	ORDINARY SHARES
15	+Record date to determine entitlements	9 MARCH 2004
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	ROUND UP
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	NEW ISSUE DOCUMENTS WILL ONLY BE SENT TO SECURITY HOLDERS IN AUSTRALIA AND NEW ZEALAND.
19	Closing date for receipt of acceptances or renunciations	30 MARCH 2004

20	Names of any underwriters	INTERSUISSE LIMITED
21	Amount of any underwriting fee or commission	UNDERWRITING COMMISSION OF 4% MANAGEMENT FEE OF 2% ADMINISTRATION FEE OF $35,000
22	Names of any brokers to the issue	INTERSUISSE LIMITED
23	Fee or commission payable to the broker to the issue	INCLUDED IN 21 ABOVE
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	NIL
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	11 MARCH 2004
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

82-34682

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	21 APRIL 2004

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

82-34682

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☑ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

	Name (As at 27 February 2004)	Option Holding (Estimated)	% (Estimated)
1	Duncan Mount	199,643	6.40%
2	LinkTraders	192,759	6.18%
3	Queensland Investment Corporation	134,389	4.31%
4	Equity Trustees (New Horizons)	113,164	3.63%
5	Mirrabooka	78,571	2.52%
6	Invia Custodian Pty Limited (WAM)	40,239	1.29%
7	Ladies Own SDN Berhard	35,714	1.14%
8	Peter Maddern *	34,392	1.10%
9	Tasman Asset Management	32,143	1.03%
10	Warbont Nominees Pty Ltd	28,238	0.90%
11	Starwide Investments	23,333	0.75%
12	JC Betar	23,143	0.74%
13	Invia Custodian (WAM)	23,135	0.74%
14	George Morstyn *	20,476	0.66%
15	Chris Henney *	20,469	0.66%
16	MDM Biau Luan Tan	20,048	0.64%
17	CINAM Pty Limited	18,048	0.58%
18	Fairlawn Investments	16,429	0.53%
19	Deborah Rathjen *	15,476	0.50%
20	Taylor Collison	15,306	0.49%
	Total Top 20	**1,085,114**	**34.76%**

36 ☑ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

Range	**Estimated number of holders**
1 - 1,000	1,785
1,001 - 5,000	576
5,001 - 10,000	54
10,001 - 100,000	29
100,001 and over	4

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

82-34682

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

82-34682

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 February 2004
Company Secretary

Print name: JILL MASHADO

== == == == ==

Bionomics Limited

27 February 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

82-34682

Bionomics Limited

27 February 2004

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is given that an Extraordinary General Meeting of Bionomics Limited ("**the Company**") will be held at 31 Dalgleish Street, Thebarton, SA 5031, at 10.30 am on Wednesday, 31 March 2004, to transact the business set out below.

Members should refer to the accompanying Explanatory Notes for further information concerning the business to be transacted at this meeting.

1. Approval of Issue of Shares to Advance Publicity Pty Ltd <Izmar Family Fund A/C>

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Advance Publicity Pty Ltd of 100,000 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

2. Approval of Issue of Shares to Bayonet Investments Pty Ltd <Mutual A/C>

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Bayonet Investments Pty Ltd of 50,000 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

3. Approval of Issue of Shares to Boom Australia Pty Ltd

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Boom Australia Pty Ltd of 750,000 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

4. Approval of Issue of Shares to Clodene Pty Ltd

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Clodene Pty Ltd of 77,500 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

5. Approval of Issue of Shares to Direct Portfolio Services Limited

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Direct Portfolio Services Limited of 625,000 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

6. Approval of Issue of Shares to Dixson Trust Pty Ltd

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Dixson Trust Pty Ltd of 312,500 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

7. Approval of Issue of Shares to Dragonlyn Pty Ltd

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Dragonlyn Pty Ltd of 125,000 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

8. Approval of Issue of Shares to Equip Super Pty Ltd

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Equip Super Pty Ltd of 500,000 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

9. Approval of Issue of Shares to Grofund Limited

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Grofund Limited of 75,000 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

10. Approval of Issue of Shares to Intersuisse (Issue) Nominees Pty Ltd

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Intersuisse (Issue) Nominees Pty Ltd of 85,000 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

11. Approval of Issue of Shares to Intersuisse (Nominees) Pty Limited

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Intersuisse (Nominees) Pty Limited of 150,000 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

12. Approval of Issue of Shares to Invia Custodian Pty Limited <WAM Capital Limited a/c>

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Invia Custodian Pty Limited <WAM Capital Limited a/c> of 1,000,000 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

13. Approval of Issue of Shares to Mulgara Pty Limited

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Mulgara Pty Limited of 77,500 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

14. Approval of Issue of Shares to Link Traders (Aust) Pty Ltd

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Link Traders (Aust) Pty Ltd of 500,000 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

15. Approval of Issue of Shares to Manikato Financial Services Pty Ltd

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Manikato Financial Services Pty Ltd of 75,000 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

16. Approval of Issue of Shares to Queensland Investment Corporation

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Queensland Investment Corporation of 500,000 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

17. Approval of Issue of Shares to Ross Asset Management Ltd

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Ross Asset Management Ltd of 75,000 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

18. Approval of Issue of Shares to The Hanger Company Ltd

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to The Hanger Company Ltd of 75,000 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

19. Approval of Issue of Shares to Wallace Absolute Return Ltd

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Wallace Absolute Return Ltd of 1,000,000 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

20. Approval of Issue of Shares to Westglade Pty Ltd <Hoffman Family Fund No2 A/C>

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

82-34682

That the issue to Westglade Pty Ltd <Hoffman Family Fund No2 A/C> of 77,500 fully paid ordinary shares in the Company to be made no later than 5 March 2004 on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

21. *Approval of proposed Issue of Shares to Advance Publicity Pty Ltd <Izmar Family Fund A/C>*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Advance Publicity Pty Ltd of 100,000 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

22. *Approval of proposed Issue of Shares to Bayonet Investments Pty Ltd <Mutual A/C>*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Bayonet Investments Pty Ltd of 50,000 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

23. *Approval of proposed Issue of Shares to Boom Australia Pty Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Boom Australia Pty Ltd of 750,000 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

24. *Approval of proposed Issue of Shares to Clodene Pty Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Clodene Pty Ltd of 77,500 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

25. *Approval of proposed Issue of Shares to Direct Portfolio Services Limited*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Direct Portfolio Services Limited of 625,000 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

26. *Approval of proposed Issue of Shares to Dixson Trust Pty Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Dixson Trust Pty Ltd of 312,500 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

27. *Approval of proposed Issue of Shares to Dragonlyn Pty Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Dragonlyn Pty Ltd of 125,000 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

28. *Approval of proposed Issue of Shares to Equip Super Pty Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Equip Super Pty Ltd of 500,000 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

29. *Approval of proposed Issue of Shares to Grofund Limited*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Grofund Limited of 75,000 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

30. *Approval of proposed Issue of Shares to Intersuisse (Issue) Nominees Pty Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Intersuisse (Issue) Nominees Pty Ltd of 85,000 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

31. *Approval of proposed Issue of Shares to Intersuisse (Nominees) Pty Limited*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Intersuisse (Nominees) Pty Limited of 150,000 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

32. *Approval of proposed Issue of Shares to Invia Custodian Pty Limited <WAM Capital Limited a/c>*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Invia Custodian Pty Limited <WAM Capital Limited a/c> of 1,000,000 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

33. *Approval of proposed Issue of Shares to Mulgara Pty Limited*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Mulgara Pty Limited of 77,500 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

34. *Approval of proposed Issue of Shares to Link Traders (Aust) Pty Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

82-34682

That the proposed issue to Link Traders (Aust) Pty Ltd of 500,000 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

35. *Approval of proposed Issue of Shares to Manikato Financial Services Pty Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Manikato Financial Services Pty Ltd of 75,000 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

36. *Approval of proposed Issue of Shares to Queensland Investment Corporation*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Queensland Investment Corporation of 500,000 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

37. *Approval of proposed Issue of Shares to Ross Asset Management Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Ross Asset Management Ltd of 75,000 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

38. *Approval of proposed Issue of Shares to The Hanger Company Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to The Hanger Company Ltd of 75,000 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

39. *Approval of proposed Issue of Shares to Wallace Absolute Return Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Wallace Absolute Return Ltd of 1,000,000 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

40. *Approval of proposed Issue of Shares to Westglade Pty Ltd <Hoffman Family Fund No2 A/C>*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Westglade Pty Ltd <Hoffman Family Fund No2 A/C> of 77,500 fully paid ordinary shares in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

41. Approval of proposed Issue of Options to Advance Publicity Pty Ltd <Izmar Family Fund A/C>

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Advance Publicity Pty Ltd of 100,000 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

42. *Approval of proposed Issue of Options to Bayonet Investments Pty Ltd <Mutual A/C>*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Bayonet Investments Pty Ltd of 50,000 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

43. *Approval of proposed Issue of Options to Boom Australia Pty Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Boom Australia Pty Ltd of 750,000 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

44. *Approval of proposed Issue of Options to Clodene Pty Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Clodene Pty Ltd of 77,500 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

45. *Approval of proposed Issue of Options to Direct Portfolio Services Limited*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Direct Portfolio Services Limited of 625,000 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

46. *Approval of proposed Issue of Options to Dixson Trust Pty Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Dixson Trust Pty Ltd of 312,500 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

47. *Approval of proposed Issue of Options to Dragonlyn Pty Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Dragonlyn Pty Ltd of 125,000 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

48. *Approval of proposed Issue of Options to Equip Super Pty Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Equip Super Pty Ltd of 500,000 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

49. *Approval of proposed Issue of Options to Grofund Limited*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Grofund Limited of 75,000 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

50. *Approval of proposed Issue of Options to Intersuisse (Issue) Nominees Pty Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Intersuisse (Issue) Nominees Pty Ltd of 85,000 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

51. *Approval of proposed Issue of Options to Intersuisse (Nominees) Pty Limited*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Intersuisse (Nominees) Pty Limited of 150,000 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

52. *Approval of proposed Issue of Options to Invia Custodian Pty Limited <WAM Capital Limited a/c>*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Invia Custodian Pty Limited <WAM Capital Limited a/c> of 1,000,000 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

53. *Approval of proposed Issue of Options to Mulgara Pty Limited*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Mulgara Pty Limited of 77,500 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

54. *Approval of proposed Issue of Options to Link Traders (Aust) Pty Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Link Traders (Aust) Pty Ltd of 500,000 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

55. *Approval of proposed Issue of Options to Manikato Financial Services Pty Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Manikato Financial Services Pty Ltd of 75,000 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

56. *Approval of proposed Issue of Options to Queensland Investment Corporation*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Queensland Investment Corporation of 500,000 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

57. *Approval of proposed Issue of Options to Ross Asset Management Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Ross Asset Management Ltd of 75,000 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

58. *Approval of proposed Issue of Options to The Hanger Company Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to The Hanger Company Ltd of 75,000 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

59. *Approval of proposed Issue of Options to Wallace Absolute Return Ltd*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Wallace Absolute Return Ltd of 1,000,000 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

60. *Approval of proposed Issue of Options to Westglade Pty Ltd <Hoffman Family Fund No2 A/C>*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Westglade Pty Ltd <Hoffman Family Fund No2 A/C> of 77,500 share options in the Company on the terms specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

61. Approval of proposed Issue of Options to Professor Ashley Dunn

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the proposed issue to Professor Ashley Dunn of 25,000 share options in the Company specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.1 of the Australian Stock Exchange Limited Listing Rules.

62. Approval of Issue of Options to Dr Steven Petrou

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue to Dr Steven Petrou of 50,000 share options in the Company made on 19 January 2004 specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

63. *Approval of Issue of Options made on 22 August 2003*

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That the following issues of share options in the Company made on 22 August 2003 specified in the Explanatory Notes accompanying the Notice of this Extraordinary General Meeting are approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules:

(a) the issue of 60,000 options to BNY Capital Markets Inc; and
(b) the issue of 40,000 options to Gray Wolf Partners, LLC.

VOTING EXCLUSION STATEMENT

1. In relation to Resolutions 1 to 20, 62 and 63, in accordance with Listing Rule 7.5.6 of the Australian Stock Exchange Limited Listing Rules, the Company will disregard any votes cast on the Resolutions by or on behalf of a person to whom securities in the Company were issued pursuant to the issue referred to in the Resolutions and an associate of any such person.

2. In relation to Resolutions 21 to 60, and 61, in accordance with Listing Rule 7.3.8 of the Australian Stock Exchange Limited Listing Rules, the Company will disregard any votes cast on the Resolutions by or on behalf of a person to whom securities in the Company are proposed to be issued pursuant to the issue referred to in the Resolutions and an associate of any such person.

Despite the foregoing, the Company is not required to disregard a vote if (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or (b) by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PROXIES AND CORPORATE REPRESENTATIVES

A member who is entitled to vote at this meeting may appoint a proxy who need not be a member of the Company. For the convenience of members a proxy appointment form is enclosed. A member who is entitled to cast more than one vote may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

In order to be valid the proxy form must be received by the Company at the address or facsimile number specified below, along with any power of attorney or certified copy of a power of attorney (if the proxy form is signed pursuant to a power of attorney), by no later than 48 hours before the Extraordinary General Meeting (i.e., *by no later than 10.30 am, 29 March 2004*):

Bionomics Limited c/- Computershare Investor Services Pty Ltd Level 5, 115 Grenfell Street ADELAIDE SA 5000	**or**	Bionomics Limited c/- Computershare Investor Services Pty Ltd GPO Box 1903 ADELAIDE SA 5001

or *facsimile: (08) 8236 2305.*

A member who is a body corporate may appoint an individual as a representative to exercise the member's voting rights at the Extraordinary General Meeting pursuant to section 250D of the Corporations Act. Representatives will be required to present documentary evidence of their appointment on the day of the meeting.

For the purpose of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities at 7.00pm (Adelaide time) on 30 March 2004 will be taken, for the purpose of the Extraordinary General Meeting, to be held by the persons who held them at that time.

82-34682

By order of the Board

Jill Mashado
Company Secretary

27 February 2004